FILED PURSUANT TO RULE 424(B)(3)
                                                     REGISTRATION NO. 333-88489

PROSPECTUS


                             U.S. TRUST CORPORATION

                              161,485 COMMON SHARES
                             (and associated Rights)


         This document relates to an offering by the selling shareholders of up to 161,485 common shares of U.S. Trust Corporation.

         The selling shareholders acquired the shares offered by this document in connection with our acquisition of NCT Holdings, Inc. U.S. Trust will not receive any of the proceeds from the sale of the shares offered by this document.

         The selling shareholders have informed us that they propose to offer the shares offered by this document from time to time and in any of several different ways. The selling shareholders may offer shares:

         o    through brokers in ordinary brokerage transactions,

         o    to underwriters or dealers in negotiated transactions or

         o    by a combination of these methods of sale.

         The selling shareholders may offer their shares at various prices, including:

         o    at fixed prices,

         o    at market prices at the time of sale,

         o    at prices related to prevailing market prices or

         o    at negotiated prices.

         U.S. Trust's New York Stock Exchange symbol is "UTC." On October 12, 1999, the closing price reported on the New York Stock Exchange was $84 13/16 per share.

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NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
OF THE SECURITIES TO BE OFFERED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS ADEQUATE OR ACCURATE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.

THE SECURITIES TO BE OFFERED UNDER THIS DOCUMENT ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
-------------------------------------------------------------------------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER 14, 1999.

                                TABLE OF CONTENTS

                                                                           PAGE
U.S. Trust Corporation......................................................  2
Where You Can Find More Information.........................................  3
The Selling Shareholders....................................................  5
Description of the Rights...................................................  7
Plan of Distribution........................................................  8
Use of Proceeds.............................................................  9
Cautionary Statement Regarding Forward-Looking Statements...................  9
Validity of Common Shares....................................................10
Experts......................................................................10


                             U.S. TRUST CORPORATION

         U.S. Trust is a bank holding company registered under federal law and incorporated in New York. Through its subsidiaries, U.S. Trust engages in two principal businesses:

         1. Personal Wealth Management Services. U.S. Trust provides a complete array of financial services for affluent individuals and families. These services, which we refer to as "personal wealth management services," include:

              o investment management, including domestic and international equities, fixed income securities and alternative investments, like venture capital and real estate,

              o   investment consulting,

              o   trust and estate administration,

              o   financial and estate planning and

              o   private banking.

         U.S. Trust has been engaged in the personal wealth management business since 1853. In 1982, U.S. Trust began expanding its presence beyond its New York City headquarters. Today, U.S. Trust has offices in nine states and the District of Columbia. U.S. Trust anticipates that its national expansion will continue over the next several years.

         The cornerstone of U.S. Trust's services to individuals and families is investment management. At June 30, 1999, personal assets under management were about $53 billion.

         2. Institutional Services. The "institutional services" that U.S. Trust provides include:

              o   investment management,

              o   corporate trust,

              o   special fiduciary services and

              o   brokerage services.

              These services are provided to:

              o   endowments,

              o   foundations,

              o   pension plans and

              o   other institutional clients.

         U.S. Trust's institutional investment management business offers a wide range of investment options for clients, including balanced portfolios, specialized domestic and international equity investment styles, structured investments, real estate, fixed-income vehicles and short-term cash management. Institutional clients can also utilize U.S. Trust's Excelsior mutual fund family, which offers all major asset classes. At June 30, 1999, U.S. Trust managed about $25 billion for its institutional clients.

         U.S. Trust's principal competitors are other investment management companies, brokerage firms, mutual fund companies and banking institutions. No one competitor or industry dominates the markets in which U.S. Trust operates.

         U.S. Trust's principal subsidiary is United States Trust Company of New York, a state-chartered bank and trust company. U.S. Trust has other banking and non-banking subsidiaries with offices located in California, Connecticut, Florida, New Jersey, North Carolina, Oregon, Pennsylvania, Texas and Washington, D.C.

         U.S. Trust often looks at acquiring other companies. Any future acquisition could be material, in terms of assets acquired or liabilities assumed, to U.S. Trust's financial condition. It is possible that an acquisition may result in dilution of book value and net income per U.S. Trust common share.

         U.S. Trust's principal executive offices are located at 114 West 47th Street, New York, New York 10036 and its telephone number is (212) 852-1000.


                       WHERE YOU CAN FIND MORE INFORMATION

THE REGISTRATION STATEMENT

         We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the shares of common stock and the associated preferred stock purchase rights offered by this document. We sometimes refer to these common shares and associated rights collectively as the "shares offered by this document." For more information concerning the preferred stock purchase rights, see "Description of the Rights" on page 7.

         The registration statement that we filed with the SEC, including the attached exhibits and schedules, contains additional relevant information about U.S. Trust and the shares offered by this document. The SEC allows us to omit some information included in the registration statement from this document. You should read the entire registration statement in order to obtain this additional information.

FILINGS WITH THE SEC


         In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 on a regular basis. You may read and copy this information at the following locations of the SEC:

Public Reference Room         New York Regional Office        Chicago Regional Office
450 Fifth Street, N.W.          7 World Trade Center               Citicorp Center
      Room 1024                     Suite 1300               500 West Madison Street
Washington, D.C.  20549       New York, New York 10048               Suite 1400
                                                            Chicago, Illinois 60661-2511


         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You can obtain more information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

         The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like U.S. Trust, who file electronically with the SEC. The address of that site is http://www.sec.gov.

         You can also inspect reports, proxy statements and other information about U.S. Trust at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

         THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" INFORMATION INTO THIS DOCUMENT. THIS MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE SEC. This information incorporated by reference is a part of this document, unless we provide you with different information in this document.

         This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about U.S. Trust and its financial condition.


U.S. TRUST COMMISSION FILINGS (FILE NO. 0-20469)    Period Covered or Date Filed
-----------------------------                       ----------------------------
Annual Report on Form 10-K                          Year ended December 31, 1998

Quarterly Reports on Form 10-Q                      Quarters ended March 31, 1999 and June 30, 1999

The description of common shares set forth in       Filed pursuant to Section 12 of the Securities
the Registration Statement on Form 10               Exchange Act of 1934 on September 5, 1995,
                                                    including any amendment or report filed with the
                                                    SEC for the purpose of updating the description

The description of the Rights associated with       Filed pursuant to Section 12 of the Securities
U.S. Trust common shares set forth in the           Exchange Act of 1934 on April 13, 1999, including
Registration Statement on Form 8-A                  any amendment or report filed with the SEC for the
                                                    purpose of updating the description


         U.S. Trust also incorporates by reference additional documents that we may file with the SEC between the date of this document and the date that the offering of the common shares is terminated. These documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, other Current Reports on Form 8-K and proxy statements.

         You can obtain any of the documents incorporated by reference in this document from us or from the SEC through the SEC's web site at the address above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless we specifically incorporated by reference the exhibit in this document. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number:


                       Corporate Communications Department

                             U.S. Trust Corporation

                              114 West 47th Street

                            New York, New York 10036

                            Telephone: (212) 852-1000


OTHER INFORMATION

         We have not authorized anyone to give you any information about us or this offering that is different from what we tell you in this document or in any of the materials that we have incorporated into this document. If anyone gives you any other information about us, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to buy, the common shares offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.


                            THE SELLING SHAREHOLDERS


         The shares offered by this document are being offered by the selling shareholders named below. The selling shareholders acquired their common shares as a result of our acquisition of NCT on August 31, 1999. Each of the selling shareholders is listed below, together with the number of common shares he or she beneficially owns as of October 13, 1999 and the number of common shares offered by this document. Because the selling shareholders may not sell all, or any, of the common shares by means of this document, we do not know the number each will own after this offering.

                                                                         COMMON SHARES             COMMON SHARES
                                                                      BENEFICIALLY OWNED ON       OFFERED BY THIS
                              SELLING SHAREHOLDERS                     OCTOBER 13, 1999*             DOCUMENT

Sue W. Cole..........................................................         33,804                  30,786

Sue W. Cole, as Custodian
  for Suzanne Marie Cole (NCUTMA)....................................          2,016                   2,016

Donaldson, Lufkin & Jenrette, as Custodian
  for the Sue W. Cole IRA............................................          4,245                   4,245

Donaldson, Lufkin & Jenrette, as Custodian
  for W. Gordon Cole.................................................          4,223                   4,223

Pamela H. Hassenfelt.................................................         17,791                  17,791

Pamela H. Hassenfelt, as Custodian
  for Louisa H. Hassenfelt (NCUTA)...................................          4,536                   4,536

Pamela H. Hassenfelt, as Custodian
  for Molly Fortune Hassenfelt (NCUTA)...............................          4,536                   4,536

Pamela H. Hassenfelt, as Custodian
  for Alexandra H. Hassenfelt (NCUTA)................................          4,536                   4,536

Pamela H. Hassenfelt, as Custodian
  for Adelaide Craig Hassenfelt (NCUTA)..............................          4,536                   4,536

Stephen C. Hassenfelt................................................         88,770                  84,260

Stephen C. Hassenfelt, as Custodian
  for Stephen Payne Clark (NCUTA)....................................             20                      20
     TOTAL:..........................................................        169,013                 161,485

-----------
* Includes common shares beneficially owned through The Employee Stock Ownership Plan of NCT Holdings, Inc. and U.S. Trust Company of North Carolina. These common shares are not being offered by this document.

         As a result of our acquisition of NCT, NCT is now our subsidiary and North Carolina Trust Company, which has been renamed U.S. Trust Company of North Carolina, is now a wholly owned subsidiary of NCT. Each of Ms. Cole and Mr. Hassenfelt is an officer and director of U.S. Trust Company of North Carolina. In connection with the acquisition, each of Ms. Cole and Mr. Hassenfelt signed employment agreements with U.S. Trust and U.S. Trust Company of North Carolina for five-year terms.

                            DESCRIPTION OF THE RIGHTS


         On August 29, 1995, U.S. Trust's board of directors declared a dividend granting shareholders one "right" for each outstanding U.S. Trust common share they owned. U.S. Trust gave these rights to shareholders who owned shares on September 1, 1995. In addition, U.S. Trust issued and will issue one right with each common share issued after September 1, 1995 and before the distribution date and with some common shares issued after the distribution date. The "distribution date" is defined below.


ATTRIBUTES OF THE RIGHTS


         If a right becomes exercisable, the owner has the option to purchase from U.S. Trust 1/200th of a U.S. Trust preferred share, at an initial price of $75.00. However, until the distribution date:

         o    the rights cannot be exercised,

         o U.S. Trust shareholders will not receive a separate certificate for the rights and

         o the rights will be transferable only with U.S. Trust common shares.

         In addition, each right will entitle its holder to purchase for $75.00 common shares with a market value of $150.00 of any company that:

         o owns or is controlled by any person who owns more that 20% of the common shares of U.S. Trust and

         o merges with U.S. Trust or purchases more than 50% of the assets of U.S. Trust.

         The rights will expire on September 1, 2005, and U.S. Trust can redeem them before that time.

THE DISTRIBUTION DATE

         The "distribution date" is the earliest date on which either of the following occurs:

         o any person, other than persons related to U.S. Trust, or group acquires, or obtains the rights to acquire, beneficial ownership of 20% or more of U.S. Trust's common shares that are then outstanding, or

         o in the case of a potential acquisition by any person, other than some persons related to U.S. Trust, of beneficial ownership of 25% or more of U.S. Trust's outstanding common shares, the tenth day after the earliest to occur of particular filings with U.S. Trust's regulators that indicate a possible change in control.

EFFECT OF THE RIGHTS

         The rights will not prevent a takeover of U.S. Trust. They may, however, make a takeover of U.S. Trust by another entity less likely. You can find a complete description of the rights and the related preferred shares in U.S. Trust's Registration Statement on Form 8-A, dated April 13, 1999, for the registration of the rights. This document incorporates by reference the information contained in the 8-A Registration Statement. We have only summarized the rights in this document, therefore you should read the full description of the rights to gain a complete understanding of their effect on U.S. Trust and its shareholders.

                              PLAN OF DISTRIBUTION

METHODS OF DISTRIBUTION BY SELLING SHAREHOLDERS

         The selling shareholders have informed us that they propose to offer for sale the shares offered by this document from time to time and in several different ways. For example, they may make sales:

         o    on the New York Stock Exchange,

         o on another stock exchange or interdealer quotation system on which our common shares are quoted or listed at the time,

         o    through negotiated transactions or

         o otherwise at prices related to prevailing market prices or at negotiated prices.

         From time to time, one or more of the selling shareholders may offer the shares offered by this document through brokers, dealers or agents, who may receive compensation in the form of concessions or commissions from the selling shareholders, agents and/or the purchasers for whom they may act as agent.

PREPARATION OF AN ADDITIONAL PROSPECTUS

         If necessary, we will prepare another document to describe the method of sale in greater detail. As of the date of this document, we do not know of any arrangements by the selling shareholders to sell their shares, nor do we know which brokerage firms the selling shareholders may select to sell their shares. In addition, the selling shareholders may sell their shares without the aid of a registration statement if they follow SEC rules.

PARTIES THAT MAY BE DEEMED UNDERWRITERS

         The selling shareholders and any brokers, dealers or agents that participate in the distribution of the shares offered by this document may be considered "underwriters." If the selling shareholders are considered underwriters, any profits on the sale of common shares by them and any associated discounts or commissions may be considered underwriting compensation. In addition, if a selling shareholder is considered an underwriter, that selling shareholder may be subject to liability for misstatements and omissions in the registration statement relating to this document.

REGULATION OF SALES BY SELLING SHAREHOLDERS

         The selling shareholders and any other person participating in a sale or distribution of the shares offered by this document will be subject to applicable provisions of the Securities Exchange Act of 1934, which is the federal statute regulating sales of securities. Some SEC rules and regulations, including some limitations on activities during securities offerings and anti-fraud provisions, may limit when the selling shareholders, or any other person, may sell or purchase the common shares.

         In some jurisdictions, the securities laws require that the shares offered by this document be offered or sold only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

EXPENSES

         We will not receive any part of the proceeds from the sale of the shares offered by this document. We will bear all expenses we incur in registering the shares with the SEC. Each of the selling shareholders will pay his or her own expenses, including brokerage commissions, personal legal fees or similar expenses, in offering and selling his or her shares.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sales of the shares offered by this document, but we will bear some of the expenses. See "Plan of Distribution - Expenses" above for a description of the payment of expenses.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This document contains statements that anticipate or plan for the future. These forward-looking statements include statements about our future business plans and strategies, financial condition and results of operations, and other statements that are not historical. These statements may be:

         o    made directly in this document or

         o "incorporated by reference" to other documents U.S. Trust files with the SEC.

         You can find many of these statements by looking for words like "believes," "expects," "anticipates" and "estimates" and for similar expressions.

         Because forward-looking statements involve assumptions and future risks and uncertainties, there are factors that could cause the actual results to differ materially from those expressed or implied. For example, a few uncertainties that could affect the accuracy of forward-looking statements include:

         o competitive pressures in the investment or asset management, corporate fiduciary or private banking industries may increase significantly,

         o general economic or business conditions, both domestic and foreign, may be less favorable than expected, resulting in lower than expected revenues, among other things,

         o financial market performance, both domestic and foreign, may be less favorable or more volatile than expected, resulting in lower than expected revenues, among other things,

         o legislative or regulatory changes may adversely affect the businesses in which U.S. Trust engages,

         o necessary technological changes, including changes to address "Year 2000" data systems issues, may be more difficult or expensive to make than anticipated or Year 2000 issues at other companies may adversely affect operations and

         o    adverse changes may occur in the securities markets.

         You should not unduly rely on these forward-looking statements, which are correct only as of the date of this document or the date of any document incorporated by reference.

         If either U.S. Trust or NCT, or any person acting on our behalf, makes any subsequent written or oral forward-looking statements, these statements are qualified in total by the cautionary statements contained or referred to in this section. U.S. Trust undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.


                            VALIDITY OF COMMON SHARES

         The validity of the shares being offered by this document has been passed upon for U.S. Trust by our General Counsel, Richard B. Gross, Esq. Mr. Gross beneficially owns less than 1% of the outstanding common shares of U.S. Trust.


                                     EXPERTS

         The consolidated balance sheets of U.S. Trust as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, included in U.S. Trust's 1998 Annual Report on Form 10-K are incorporated by reference in this document in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, incorporated by reference in this document upon the authority of said firm as experts in accounting and auditing.